02027598

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Sequoia Mortgage Funding Corporation
(Exact Name of Registrant as Specified in Charter)

00001033146
(Registrant CIK Number)

Form 8-K for April 27, 2001
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-22681
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mill Valley, State of California, on April 29, 2002.

SEQUOIA MORTGAGE FUNDING CORPORATION

By: [signature]
Name: Harold F. Zagunis
Title: Chief Financial Officer Treasurer & Secretary

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

COMPUTATIONAL MATERIALS

for

SEQUOIA MORTGAGE FUNDING CORPORATION

Sequoia Mortgage Funding Company 2002-A

Preliminary Term Sheet ***Date Prepared: April 19, 2002***

Sequoia Mortgage Funding Company 2002-A

a Delaware business trust

Collateralized MBS Funding Bonds

$[106,010,000]

Approximate, Subject to Final Adjusted Underlying Mortgage Backed Securities

Publicly Offered Bonds
Underlying Residential Mortgage Backed Securities

Class	Principal Balance	WAL (Yrs) (Call) (3)	Pymt Window (Mths) (Call) (3)	Bond Interest Rates	Tranche Type	Expected Ratings Moody's/S&P/Fitch
A-1 (1)	$ 89,873,000	2.22	65	Floater (4)	Senior	Aaa/AAA/NA
A-2 (2)	$ 16,137,000	1.95	48	Floater (5)	Senior	Aaa/NA/AAA
Total	**$106,010,000**					

(1) *The Class A-1 Bonds (as described herein) are primarily collateralized by adjustable rate or Net WAC underlying securities (**"Group I Underlying Securities"**), which are generally backed by adjustable rate first-lien residential mortgage loans. Class sizes are subject to final collateral and rating agency approval and are subject to a +/-10% variance. **Class sizes are also subject to reduction in principal balance due to distributions of April 2002 principal payments on the Group I Underlying Securities, which principal payments will not be assets of the trust.***

(2) *The Class A-2 Bonds (as described herein) are primarily collateralized by adjustable rate or Net WAC underlying securities (**"Group II Underlying Securities"**), which are generally backed by adjustable rate first-lien residential mortgage loans. Class sizes are subject to final collateral and rating agency approval and are subject to a +/-10% variance. **Class sizes are also subject to reduction in principal balance due to distributions of April 2002 principal payments on the Group II Underlying Securities, which principal payments will not be assets of the trust.***

(3) *The WAL and Payment Windows to Call for the Class A Bonds are shown to the Clean-Up Call Date (as described herein).*

(4) *The Class A-1 Bonds will initially have a coupon equal to One-Month LIBOR plus a margin (which margin increases after the Clean-Up Call Date).*

(5) *The Class A-2 Bonds will initially have a coupon equal to One-Month LIBOR plus a margin (which margin increases after the Clean-Up Call Date).*

Depositor:	Sequoia Mortgage Funding Corporation.
Bond Issuer:	Sequoia Mortgage Funding Company 2002-A, a Delaware business trust.
Owner Trustee:	Wilmington Trust Company.
Servicers:	Wells Fargo Home Mortgage, Inc., Independent National Mortgage Corporation and HomeSide Lending, Inc., each act as servicer or master servicer, as applicable, on more than 10% of the Underlying Securities (by principal balance of the aggregate principal balance of the Underlying Securities as of the Statistical Cut-off Date).
Custodian/ Indenture Trustee:	The Bank of New York.
Underwriter:	Greenwich Capital Markets, Inc.
Rating Agencies:	Moody's, S&P and/or Fitch will rate the Class A Bonds. See page 1 herein for information on ratings and rating agencies on the Class A Bonds.
Statistical Cut-off Date:	With respect to the Underlying Securities, March 25, 2002 (after distributions on such Underlying Securities on or prior to such date) and with respect to the Underlying Mortgage Loans, February 28, 2002.
Cut-off Date:	With respect to the Underlying Securities, April 25, 2002 (after distributions on such Underlying Securities on or prior to such date) and with respect to the Underlying Mortgage Loans, March 31, 2002.
Pricing Date:	On or about April [22], 2002.
Closing Date:	On or about April 30, 2002.
Distribution Dates:	The third business day following the 25th day of each month (or if not a business day, the next succeeding business day), commencing in May 2002.
Bonds:	The bonds will consist of the Class A-1 and Class A-2 Bonds (the "***Class A Bonds***" or "***Bonds***"). The Class A Bonds are being offered publicly.
Registration:	The Class A Bonds will be made available in book-entry form through DTC, and upon request only, through Clearstream, Luxembourg and Euroclear system.
Federal Tax Treatment:	It is anticipated that the Class A Bonds will be characterized as debt for federal income tax purposes and the trust will not be characterized as an association (or publicly traded partnership) taxable as a corporation or as a taxable mortgage pool. Each bondholder will agree, by acceptance of a Class A Bond, to treat the Class A Bonds as indebtedness for federal, state and local income tax and franchise tax purposes.
ERISA Eligibility:	The Class A Bonds are expected to be ERISA eligible. Prospective investors should review with their legal advisors whether the purchase and holding of any of the Class A Bonds could give rise to a transaction prohibited or not otherwise permissible under ERISA or other similar laws.
SMMEA Treatment:	The Class A Bonds are expected to constitute "mortgage related securities" for purposes of SMMEA.

Optional Redemption: The trust, at the direction of the related certificateholder, will have the option to redeem all of a class of Bonds on any Distribution Date after which the aggregate outstanding principal balance of such class is less than 25% of the principal balance of such Class as of the Closing Date.

Clean-Up Call: The terms of the transaction allow for retirement of a Class of Bonds once the aggregate principal balance of the related Underlying Securities is less than 10% of the aggregate principal balance of the related Underlying Securities as of the Cut-off Date (the "***Clean-Up Call Date***").

Pricing Prepayment Speed: The Bonds will be priced to a prepayment speed of [30]% CPR.

Underlying Securities: The aggregate principal balance of the Underlying Securities, the Group I Underlying Securities and the Group II Underlying Securities as of the Statistical Cut-off Date is approximately $107,079,721, $90,780,550 and $16,299,171, respectively. All of the Underlying Securities are adjustable rate or Net WAC securities. See information on the Underlying Securities herein.

Underlying Mortgage Loans: The aggregate principal balance of the Underlying Mortgage Loans, Group I Underlying Mortgage Loans and Group II Underlying Mortgage Loans, in each case, with respect to either the related Underlying Securities or to the related underlying series, as applicable and available, as of the Statistical Cut-off Date is approximately $1,001,708,869, $895,550,588 and $106,158,281, respectively. Substantially all of the Underlying Mortgage Loans are adjustable rate mortgage loans secured by first liens on one- to four-family residential properties. See information on Underlying Mortgage Loans herein.

Accrued Interest: The Bonds will settle flat.

Accrual Period: The interest accrual period (the "***Accrual Period***") with respect to the Bonds for a given Distribution Date will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on a 30/360 basis).

Credit Enhancement: Credit enhancement for the Class A Bonds will consist of (i) excess interest, (ii) overcollateralization and (ii) limited cross-collateralization (each as described herein).

Overcollateralization Amount: On any Distribution Date and for each Class A Bond, the O/C Amount will be the amount by which the balance of the related Underlying Securities (the related "***Underlying Security Balance***") exceeds the balance of the related Class A Bonds (the related "***Class A Principal Balance***"). The O/C Amount for the Class A-1 and Class A-2 Bonds, as of the Closing Date will be, in each case, approximately 1.00% of the related Underlying Security Balance. The related "***Required Overcollateralization Amount***" will be:

(i) on any Distribution Date on which the related Bonds are rated at least "AA-" or "Aa3" by either of the related rating agencies, [2.00]% of the aggregate current principal balance of the related Underlying Securities; or

(ii) on any Distribution Date on which the related Bonds are ***not*** rated at least "AA-" or "Aa3", by both of the related rating agencies, [4.00]% of the aggregate current principal balance of the related Underlying Securities.

Limited Cross-Collateralization: On any Distribution Date; excess interest and principal collections remaining from either Group I or Group II Underlying Securities, after distribution of related (i) current and carryforward interest to the related Class A Bonds on such Distribution Date (ii) realized losses or unpaid realized losses from the prior Distribution Date and (iii) satisfaction of the overcollateralization target for the related Class A Bond, pursuant to the "Bond Priority of Interest Distributions" and "Bond Priority of Principal Distributions" herein, will be deposited in the unrelated Reserve Account, to be applied to the unrelated Class A Bonds in order to cover any unpaid (i) current and carryforward interest, (ii) realized losses and/or (iii) unpaid realized losses from the prior Distribution Date, to the extent such amounts are not already covered by principal and interest collections on the Underlying Securities related to such unrelated bonds. See "Reserve Account" below.

Reserve Account: On the Closing Date, the Pool 1 Reserve Account and Pool 2 Reserve Account will be established for the benefit of the Class A-1 and Class A-2 Bonds, respectively.

Pool 1 Reserve Account

On each Distribution Date from the excess principal and interest collections from the Group II Underlying Securities, for the Class A-1 Bonds, an amount, up to unpaid (i) current and carryforward interest, (ii) realized losses and (iii) unpaid realized losses from prior Distribution Dates, each related to the Class A-1 Bonds, will be deposited into the Pool 1 Reserve Account, to the extent of the excess interest and principal collections available from the Group II Underlying Securities, pursuant to the "Bond Priority of Interest Distributions" and "Bond Priority of Principal Distributions" herein. On such Distribution Date, such amounts will be distributed to the Class A-1 Bonds, in the following order of priority:

(i) Class A-1, current and carryforward interest amounts, in that order;
(ii) Class A-1, realized losses and unpaid realized losses from the prior Distribution Date.

Pool 2 Reserve Account

On each Distribution Date from the excess principal and interest collections from the Group I Underlying Securities, for the Class A-2 Bonds, an amount, up to unpaid (i) current and carryforward interest, (ii) realized losses and (iii) unpaid realized losses from prior Distribution Dates, each related to the Class A-2 Bonds, will be deposited into the Pool 2 Reserve Account, to the extent of the excess interest and principal collections available from the Group I Underlying Securities, pursuant to the "Bond Priority of Interest Distributions" and "Bond Priority of Principal Distributions" herein. On such Distribution Date, such amounts will be distributed to the Class A-2 Bonds, in the following order of priority:

(iii) Class A-2, current and carryforward interest amounts, in that order;
(iv) Class A-2, realized losses and unpaid realized losses from the prior Distribution Date.

Class A Principal Distributable Amount: As to any Distribution Date and the Class A-1 or Class A-2 Bonds, prior to achieving the Required Overcollateralization Amount for the related Class A Bond, 100% of the principal collections on the related Underlying Securities (after distribution of principal amounts pursuant to priority 1 of "Bond Principal Priority of Distributions" herein for the related Bond), until the related Required Overcollateralization Amount is attained; and thereafter, the amount of principal collections required to maintain the Required Overcollateralization Amount.

Bond Priority of Interest Distributions:

Interest collections (net of certain administrative fees) from the Underlying Securities will be distributed in the following order of priority, to the related Bonds, the Reserve Account for the unrelated class of Bonds and the related certificates:

1. Class A-1 and Class A-2 Bonds, current interest at the related Bond Interest Rate;
2. Class A-1and Class A-2 Bonds, related (i) realized losses and (ii) unpaid realized losses from the previous Distribution Date;
3. Class A-1 and Class A-2 Bonds, related carryforward interest;
4. The unrelated Reserve Account, excess interest remaining after priority 1 through 3 above, if any, up to the amounts specified in "Limited Cross-Collateralization" and "Reserve Account" herein, on behalf of the unrelated Class of Bonds;
5. Related Certificateholder, any remaining amount.

Bond Priority of Principal Distributions:

Principal collections from the Underlying Securities will be distributed in the following order of priority, to the related Bonds, the Reserve Account for the unrelated class of Bonds and the related certificates:

1. Class A-1 and Class A-2 Bonds, current and carryforward interest, unpaid pursuant to priority 1 and 3 in "Bond Priority of Interest Distributions" above;
2. Class A-1 and Class A-2 Bonds, related (i) realized losses and (ii) unpaid realized losses from the previous Distribution Date, unpaid pursuant to priority 2 in "Bond Priority of Interest Distributions" herein;
3. Class A-1 and Class A-2 Bonds, the related Class A Principal Distributable Amount allocable to such Classes;
4. The unrelated Reserve Account, principal collections remaining after priority 1, 2 and 3 in this "Bond Priority of Principal Distributions", if any, the excess of (A) the amount required to be deposited into such unrelated Reserve Account, as specified in "Reserve Account" herein over (B) amounts already deposited to such unrelated Reserve Account, to cover only unpaid (i) realized losses or (ii) unpaid realized losses from the previous Distribution Date, pursuant to priority 4 in "Bond Priority of Interest Distributions" herein, if any;
5. Related Certificateholder, any remaining amounts.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication which supersede these Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Available Funds Cap *

Distribution Date	Class A1	Class A2	Distribution Date	Class A1	Class A2
4/28/2002	7.60 %	6.06 %	1/28/2005	11.36 %	10.67%
5/28/2002	8.06	6.28	2/28/2005	11.43	10.84
6/28/2002	8.35	6.35	3/28/2005	11.11	11.48
7/28/2002	8.51	6.37	4/28/2005	11.46	11.46
8/28/2002	8.78	6.39	5/28/2005	11.34	11.43
9/28/2002	8.90	6.43	6/28/2005	11.46	11.42
10/28/2002	8.93	6.47	7/28/2005	11.35	11.44
11/28/2002	9.14	6.52	8/28/2005	11.49	11.44
12/28/2002	9.22	6.72	9/28/2005	11.50	11.44
1/28/2003	9.52	6.85	10/28/2005	11.38	11.44
2/28/2003	9.67	6.93	11/28/2005	11.50	11.48
3/28/2003	9.49	8.09	12/28/2005	11.37	11.62
4/28/2003	9.88	8.12	1/28/2006	11.49	11.75
5/28/2003	9.81	8.13	2/28/2006	11.50	11.89
6/28/2003	9.99	8.20	3/28/2006	11.15	12.01
7/28/2003	10.02	8.21	4/28/2006	11.51	12.01
8/28/2003	10.20	8.23	5/28/2006	11.40	12.02
9/28/2003	10.25	8.27	6/28/2006	11.52	
10/28/2003	10.16	8.29	7/28/2006	11.40	
11/28/2003	10.29	8.33	8/28/2006	11.53	
12/28/2003	10.27	8.53	9/28/2006	11.53	
1/28/2004	10.56	8.67	10/28/2006	11.42	
2/28/2004	10.68	8.75	11/28/2006	11.54	
3/28/2004	10.53	9.89	12/28/2006	11.42	
4/28/2004	10.80	9.90	1/28/2007	11.55	
5/28/2004	10.71	9.91	2/28/2007	11.55	
6/28/2004	10.89	9.98	3/28/2007	11.20	
7/28/2004	10.92	9.99	4/28/2007	11.55	
8/28/2004	11.13	10.01	5/28/2007	11.44	
9/28/2004	11.19	10.04	6/28/2007	11.56	
10/28/2004	11.09	10.07	7/28/2007	11.44	
11/28/2004	11.22	10.14	8/28/2007	11.56	
12/28/2004	11.16	10.44	9/28/2007	11.56	
			10/28/2007	11.45	

* All indices in Underlying Securities assumed to be 20%.
Available funds Cap = Net Interest coming from Underlying Securities (less trustee fee), divided by the current Bond Principal Balance

Weighted Average Life Tables

Class A-1 To Call

	10% CPR	20% CPR	30% CPR	40% CPR	50% CPR
WAL (yr)	6.31	3.43	2.22	1.58	1.19
MDUR (yr)	5.56	3.18	2.11	1.52	1.15
First Prin Pay	04/28/2002	04/28/2002	04/28/2002	04/28/2002	04/28/2002
Last Prin Pay	01/28/2017	08/28/2010	08/28/2007	01/28/2006	01/28/2005

Class A-2 To Call

	10% CPR	20% CPR	30% CPR	40% CPR	50% CPR
WAL (yr)	4.77	2.85	1.95	1.43	1.1
MDUR (yr)	4.34	2.68	1.86	1.38	1.07
First Prin Pay	04/28/2002	04/28/2002	04/28/2002	04/28/2002	04/28/2002
Last Prin Pay	11/28/2012	05/28/2008	04/28/2006	02/28/2005	06/28/2004

Sequoia Mortgage Funding Company 2002-A

All original and current information in the following table is as of the related closing date and March 25, 2002, respectively.

CUSIP	Pool ID/ Pool Sec Type	Shelf, Series and Class	Issue Date	Clean Up %	Current Ratings Moody's	Current Ratings S&P	Current Ratings Fitch	Original Ratings Moody's[3]	Original Ratings S&P	Original Ratings Fitch	Original Ratings Duff
126690T48	1 / Sen	CWMBS 1994-K A1	5/26/94	5%	Aaa	AAA	AAA	N/A	AA	N/A	AA+
23321PFQ6	1 / Sen	DLJMA 1993-Q18 1A1[1]	12/21/93	5%	Aaa	AAA	AAA	Aaa	AAA	N/A	AAA
23321PHF8	1 / Sen	DLJMA 1994-2A 1A1[1]	3/25/94	5%	Aaa	AAA	AAA	N/A	AAA	N/A	AAA
045413BX8	1 / Sen	ONE 2000-2 2A[2]	3/31/00	15%	N/A	AAA	AAA	N/A	AAA	AAA	N/A
760947DZ1	1 / Sen	RFMSI 1995-S2 A	3/29/95	5%	Aaa	AAA	N/A	Aaa	AAAr	N/A	N/A
783768AB0	1 / Sen	RYMS3 1992-B 1A2[2]	6/25/92	25%	N/A	AAA	AAA	N/A	AA	AA	N/A
79548KJV1	1 / Sen	SBM7 1994-2 A1[2]	2/24/94	5%	Aaa	AAA	N/A	Aaa	AAA	N/A	N/A
812373FM5	1 / Sen	SMS 1991-K A1	9/26/91	10%	Aaa	AA+	N/A	Aaa	AAA	N/A	N/A
812373FP8	1 / Sub	SMS 1991-K A3	9/26/91	10%	Aaa	AA+	N/A	Aa2	AA	N/A	N/A
805570HP6	1 / Sen	SMSC 1994-10 M	8/30/94	10%	Aaa	AAA	AAA	N/A	AA	AA	N/A
805570JB5	1 / Sen	SMSC 1994-12 A	12/28/94	10%	Aaa	AAA	AAA	Aaa	AAAr	N/A	N/A
805570FW3	1 / Sen	SMSC 1994-6 B1	4/28/94	10%	N/A	AAA	AAA	N/A	AA	AA	N/A
805570GV4	1 / Sen	SMSC 1994-8 M	6/28/94	10%	Aaa	AAA	AAA	N/A	AA	AA	N/A
02926PAC5	1 / Sen	EAGLE 1998-1 M1	6/17/98	35%	N/A	N/A	AA	N/A	N/A	N/A	AA
1266906S0	1 / Sub	INMC 1994-R M2	9/28/94	5%	Aaa	N/A	AAA	N/A	N/A	AA	N/A
126691AX2	1 / Sen	INMC 1994-V B1	11/29/94	5%	Aaa	N/A	AAA	N/A	N/A	AA	N/A
126691BJ2	1 / Sen	INMC 1994-X B1	12/21/94	5%	Aaa	N/A	AAA	N/A	N/A	AA	N/A
126691CQ5	1 / Sen	INMC 1995-C B1	2/24/95	10%	Aaa	N/A	AAA	N/A	N/A	AA	N/A
126691MH4	1 / Sen	INMC 1995-T A2[2]	10/11/95	5%	Aaa	AAA	N/A	N/A	AAA	N/A	N/A
396782CJ1	2 / Sen	GRCAP 1994-HM4 A1	4/28/94	5%	Aaa	N/A	AAA	Aaa	N/A	AAA	N/A
126691DW1	2 / Sub	INMC 1995-E B1	3/29/95	10%	Aaa	N/A	AAA	N/A	N/A	AA	N/A
69764BAB2	2 / Sub	PMLT 1999-A M1	7/15/99	10%	Aa2	N/A	AA	Aa2	N/A	AA	N/A
76116NZM5	2 / Sen	RTC 1995-2 A3[1]	9/28/95	10%	Aaa	N/A	AAA	Aaa	N/A	N/A	AAA

1 Information shown on the Underlying Mortgage Loans for this Class is based on the Underlying Mortgage Loan group related to such Class only.
2 Information shown on the Underlying Mortgage Loans for this Class is based on all the Underlying Mortgage Loan groups in the related Underlying Series.
3 Unsolicited ratings not shown.

Sequoia Mortgage Funding Company 2002-A

All original and current information in the following table is as of the related closing date and March 25, 2002, respectively.

CUSIP	Pool ID/ Class Type	Shelf, Series and Class	Underl Coll Pool Factor	Current Underl Security Size ($)	Current Class PT Rate
126690T48	1 / Sen	CWMBS 1994-K A1	0.0852692	$ 3,035,020	7.010%
23321PFQ6	1 / Sen	DLJMA 1993-Q18 1A1[1]	0.0764688	$ 729,852	6.721%
23321PHF8	1 / Sen	DLJMA 1994-2A 1A1[1]	0.0242995	$ 1,441,670	7.160%
045413BX8	1 / Sen	ONE 2000-2 2A[2]	0.5076052	$ 11,264,999	6.623%
760947DZ1	1 / Sen	RFMSI 1995-S2 A	0.0343130	$ 743,974	7.224%
783768AB0	1 / Sen	RYMS3 1992-B 1A2[2]	0.1540350	$ 7,111,000	6.559%
79548KJV1	1 / Sen	SBM7 1994-2 A1[2]	0.0671880	$ 1,799,874	7.205%
812373FM5	1 / Sen	SMS 1991-K A1	0.0522298	$ 1,976,035	5.881%
812373FP8	1 / Sub	SMS 1991-K A3	0.0522298	$ 1,218,820	6.171%
805570HP6	1 / Sen	SMSC 1994-10 M	0.0708632	$ 9,055,397	7.049%
805570JB5	1 / Sen	SMSC 1994-12 A	0.0982446	$ 4,866,281	7.547%
805570FW3	1 / Sen	SMSC 1994-6 B1	0.0512917	$ 3,342,764	7.611%
805570GV4	1 / Sen	SMSC 1994-8 M	0.0587140	$ 5,594,344	7.060%
02926PAC5	1 / Sen	EAGLE 1998-1 M1	0.1071205	$ 20,952,315	2.850%
1266906S0	1 / Sub	INMC 1994-R M2	0.0777451	$ 3,756,345	7.033%
126691AX2	1 / Sen	INMC 1994-V B1	0.0542025	$ 2,191,288	7.344%
126691BJ2	1 / Sen	INMC 1994-X B1	0.0678502	$ 2,238,872	7.333%
126691CQ5	1 / Sen	INMC 1995-C B1	0.0781294	$ 5,626,420	7.238%
126691MH4	1 / Sen	INMC 1995-T A2[2]	0.0823075	$ 3,835,279	6.685%
			Total	**$ 90,780,550**	
396782CJ1	2 / Sen	GRCAP 1994-HM4 A1	0.0348307	$ 736,274	7.487%
126691DW1	2 / Sub	INMC 1995-E B1	0.1099384	$ 3,128,552	6.614%
69764BAB2	2 / Sub	PMLT 1999-A M1	0.5482970	$ 2,914,000	2.950%
76116NZM5	2 / Sen	RTC 1995-2 A3[1]	0.1963303	$ 9,520,345	5.712%
			Total	**$ 16,299,171**	

1 Information shown on the Underlying Mortgage Loans for this Class is based on the Underlying Mortgage Loan group related to such Class only.
2 Information shown on the Underlying Mortgage Loans for this Class is based on all the Underlying Mortgage Loan groups in the related Underlying Series.

Sequoia Mortgage Funding Company 2002-A

All original and current information in the following table is as of the related closing date and March 25, 2002, respectively.

CUSIP	Pool ID/Class Type	Shelf, Series and Class	Cum Realized Losses as of 3/25/02	60+ Del, BK, FC, REO as of 3/25/02	Historical CPR 1 Mo	3 Mo	6 Mo	12 Mo	Life
126690T48	1 / Sen	CWMBS 1994-K A1	0.73%	4.99%	50.1%	44.5%	33.3%	25.8%	25.6%
23321PFQ6	1 / Sen	DLJMA 1993-Q18 1A1[1]	2.48%	7.04%	46.2%	30.5%	25.3%	30.9%	26.9%
23321PHF8	1 / Sen	DLJMA 1994-2A 1A1[1]	0.00%	8.94%	86.8%	65.3%	49.4%	51.8%	N/A
045413BX8	1 / Sen	ONE 2000-2 2A[2]	0.00%	1.26%	23.7%	48.4%	41.4%	52.8%	29.1%
760947DZ1	1 / Sen	RFMSI 1995-S2 A	0.48%	8.93%	40.5%	54.8%	53.7%	47.9%	37.3%
783768AB0	1 / Sen	RYMS3 1992-B 1A2[2]	1.90%	2.38%	8.7%	15.5%	16.3%	17.0%	17.0%
79548KJV1	1 / Sen	SBM7 1994-2 A1[2]	N/A	10.22%	25.4%	13.2%	29.4%	29.9%	27.8%
812373FM5	1 / Sen	SMS 1991-K A1	N/A	5.24%	25.3%	34.1%	35.5%	41.6%	21.5%
812373FP8	1 / Sub	SMS 1991-K A3	N/A	5.24%	25.3%	34.1%	35.5%	41.6%	21.5%
805570HP6	1 / Sen	SMSC 1994-10 M	2.20%	12.93%	8.6%	22.7%	24.5%	30.8%	28.6%
805570JB5	1 / Sen	SMSC 1994-12 A	3.36%	16.48%	26.7%	29.4%	23.2%	31.2%	26.8%
805570FW3	1 / Sen	SMSC 1994-6 B1	1.86%	9.54%	0.1%	20.7%	34.8%	37.5%	30.9%
805570GV4	1 / Sen	SMSC 1994-8 M	1.93%	5.07%	17.2%	40.9%	40.5%	40.0%	30.1%
02926PAC5	1 / Sen	EAGLE 1998-1 M1	2.18%	35.44%	23.2%	27.8%	28.5%	37.2%	42.9%
1266906S0	1 / Sub	INMC 1994-R M2	1.09%	16.53%	28.8%	26.2%	30.8%	33.8%	26.0%
126691AX2	1 / Sen	INMC 1994-V B1	1.09%	4.12%	37.3%	22.2%	40.0%	43.2%	N/A
126691BJ2	1 / Sen	INMC 1994-X B1	1.81%	13.16%	11.6%	33.4%	31.2%	33.0%	30.4%
126691CQ5	1 / Sen	INMC 1995-C B1	1.34%	5.15%	15.5%	23.7%	28.8%	32.0%	27.6%
126691MH4	1 / Sen	INMC 1995-T A2[2]	0.82%	6.19%	0.3%	6.8%	5.2%	13.9%	N/A
396782CJ1	2 / Sen	GRCAP 1994-HM4 A1	0.54%	0.45%	27.4%	31.4%	35.6%	36.3%	N/A
126691DW1	2 / Sub	INMC 1995-E B1	0.47%	14.77%	17.0%	24.2%	28.5%	32.8%	N/A
69764BAB2	2 / Sub	PMLT 1999-A M1	0.16%	6.60%	23.5%	24.8%	22.9%	23.6%	18.6%
76116NZM5	2 / Sen	RTC 1995-2 A3[1]	N/A	2.63%	18.6%	27.4%	26.7%	25.2%	19.5%

1 Information shown on the Underlying Mortgage Loans for this Class is based on the Underlying Mortgage Loan group related to such Class only.
2 Information shown on the Underlying Mortgage Loans for this Class is based on all the Underlying Mortgage Loan groups in the related Underlying Series.

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

ADDITIONAL COMPUTATIONAL MATERIALS

for

SEQUOIA MORTGAGE FUNDING CORPORATION

Sequoia Mortgage Funding Company 2002-A

Preliminary Term Sheet ***Date Prepared: April 23, 2002***

Sequoia Mortgage Funding Company 2002-A

a Delaware business trust

Collateralized MBS Funding Bonds

$[82,643,000]

Approximate, Subject to Final Adjusted Underlying Mortgage Backed Securities

Publicly Offered Bonds
Underlying Residential Mortgage Backed Securities

Class	Principal Balance	WAL (Yrs) (Call) (3)	Pymt Window (Mths) (Call) (3)	Bond Interest Rates	Tranche Type	Expected Ratings Moody's/S&P/Fitch
A-1 (1)	$ 66,506,000	2.23	1 - 64	Floater (4)	Senior	Aaa/AAA/NA
A-2 (2)	$ 16,137,000	1.95	1 - 49	Floater (5)	Senior	Aaa/NA/AAA
Total	**$ 82,643,000**					

(1) *The Class A-1 Bonds (as described herein) are primarily collateralized by adjustable rate or Net WAC underlying securities (**"Group I Underlying Securities"**), which are generally backed by adjustable rate first-lien residential mortgage loans. Class sizes are subject to final collateral and rating agency approval and are subject to a +/-10% variance. **Class sizes are also subject to reduction in principal balance due to distributions of April 2002 principal payments on the Group I Underlying Securities, which principal payments will not be assets of the trust.***

(2) *The Class A-2 Bonds (as described herein) are primarily collateralized by adjustable rate or Net WAC underlying securities (**"Group II Underlying Securities"**), which are generally backed by adjustable rate first-lien residential mortgage loans. Class sizes are subject to final collateral and rating agency approval and are subject to a +/-10% variance. **Class sizes are also subject to reduction in principal balance due to distributions of April 2002 principal payments on the Group II Underlying Securities, which principal payments will not be assets of the trust.***

(3) *The WAL and Payment Windows to Call for the Class A Bonds are shown to the Clean-Up Call Date (as described herein).*

(4) *The Class A-1 Bonds will initially have a coupon equal to One-Month LIBOR plus a margin (which margin increases after the Clean-Up Call Date).*

(5) *The Class A-2 Bonds will initially have a coupon equal to One-Month LIBOR plus a margin (which margin increases after the Clean-Up Call Date).*

Depositor:	Sequoia Mortgage Funding Corporation.
Bond Issuer:	Sequoia Mortgage Funding Company 2002-A, a Delaware business trust.
Owner Trustee:	Wilmington Trust Company.
Servicers:	Wells Fargo Bank Minnesota, N.A. and Independent National Mortgage Corporation, each act as servicer or master servicer, as applicable, on more than 15% of the Underlying Securities (by principal balance of the aggregate principal balance of the Underlying Securities as of the Statistical Cut-off Date).
Custodian/ Indenture Trustee:	The Bank of New York.
Underwriter:	Greenwich Capital Markets, Inc.
Rating Agencies:	Moody's, S&P and/or Fitch will rate the Class A Bonds. See page 1 herein for information on ratings and rating agencies on the Class A Bonds.
Statistical Cut-off Date:	With respect to the Underlying Securities, March 25, 2002 (after distributions on such Underlying Securities on or prior to such date) and with respect to the Underlying Mortgage Loans, February 28, 2002.
Cut-off Date:	With respect to the Underlying Securities, April 25, 2002 (after distributions on such Underlying Securities on or prior to such date) and with respect to the Underlying Mortgage Loans, March 31, 2002.
Pricing Date:	On or about April [23], 2002.
Closing Date:	On or about April 30, 2002.
Distribution Dates:	The third business day following the 25th day of each month (or if not a business day, the next succeeding business day), commencing in May 2002.
Bonds:	The bonds will consist of the Class A-1 and Class A-2 Bonds (the "***Class A Bonds***" or "***Bonds***"). The Class A Bonds are being offered publicly.
Registration:	The Class A Bonds will be made available in book-entry form through DTC, and upon request only, through Clearstream, Luxembourg and Euroclear system.
Federal Tax Treatment:	It is anticipated that the Class A Bonds will be characterized as debt for federal income tax purposes and the trust will not be characterized as an association (or publicly traded partnership) taxable as a corporation or as a taxable mortgage pool. Each bondholder will agree, by acceptance of a Class A Bond, to treat the Class A Bonds as indebtedness for federal, state and local income tax and franchise tax purposes.
ERISA Eligibility:	The Class A Bonds are expected to be ERISA eligible. Prospective investors should review with their legal advisors whether the purchase and holding of any of the Class A Bonds could give rise to a transaction prohibited or not otherwise permissible under ERISA or other similar laws.
SMMEA Treatment:	The Class A Bonds are expected to constitute "mortgage related securities" for purposes of SMMEA.

Optional Redemption: The trust, at the direction of the related certificateholder, will have the option to redeem all of a class of Bonds on any Distribution Date after which the aggregate outstanding principal balance of such class is less than 25% of the principal balance of such Class as of the Closing Date.

Clean-Up Call: The terms of the transaction allow for retirement of a Class of Bonds once the aggregate principal balance of the related Underlying Securities is less than 10% of the aggregate principal balance of the related Underlying Securities as of the Cut-off Date (the "***Clean-Up Call Date***").

Pricing Prepayment Speed: The Bonds will be priced to a prepayment speed of [30]% CPR.

Underlying Securities: The aggregate principal balance of the Underlying Securities, the Group I Underlying Securities and the Group II Underlying Securities as of the Statistical Cut-off Date is approximately $83,476,960, $67,177,789 and $16,299,171, respectively. All of the Underlying Securities are adjustable rate or Net WAC securities. See information on the Underlying Securities herein.

Underlying Mortgage Loans: The aggregate principal balance of the Underlying Mortgage Loans, Group I Underlying Mortgage Loans and Group II Underlying Mortgage Loans, in each case, with respect to either the related Underlying Securities or to the related underlying series, as applicable and available, as of the Statistical Cut-off Date is approximately $939,681,116, $833,522,835 and $106,158,281, respectively. Substantially all of the Underlying Mortgage Loans are adjustable rate mortgage loans secured by first liens on one- to four-family residential properties. See information on Underlying Mortgage Loans herein.

Accrued Interest: The Bonds will settle flat.

Accrual Period: The interest accrual period (the "***Accrual Period***") with respect to the Bonds for a given Distribution Date will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on a 30/360 basis).

Credit Enhancement: Credit enhancement for the Class A Bonds will consist of (i) excess interest, (ii) overcollateralization and (ii) limited cross-collateralization (each as described herein).

Overcollateralization Amount: On any Distribution Date and for each Class A Bond, the O/C Amount will be the amount by which the balance of the related Underlying Securities (the related "***Underlying Security Balance***") exceeds the balance of the related Class A Bonds (the related "***Class A Principal Balance***"). The O/C Amount for the Class A-1 and Class A-2 Bonds, as of the Closing Date will be, in each case, approximately 1.00% of the related Underlying Security Balance. The related "***Required Overcollateralization Amount***" will be:

(i) on any Distribution Date on which the related Bonds are rated at least "AA-" or "Aa3" by either of the related rating agencies, [2.70]%, in the case of the Class A-1 Bonds and [2.00]%, in the case of the Class A-2 Bonds, in each case, of the aggregate current principal balance of the related Underlying Securities; or

(ii) on any Distribution Date on which the related Bonds are ***not*** rated at least "AA-" or "Aa3", by both of the related rating agencies, [4.00]% of the aggregate current principal balance of the related Underlying Securities.

Limited Cross-Collateralization: On any Distribution Date, excess interest and principal collections remaining from either Group I or Group II Underlying Securities, after distribution of related (i) current and carryforward interest to the related Class A Bonds on such Distribution Date (ii) realized losses or unpaid realized losses from the prior Distribution Date and (iii) satisfaction of the overcollateralization target for the related Class A Bond, pursuant to the "Bond Priority of Interest Distributions" and "Bond Priority of Principal Distributions" herein, will be deposited in the unrelated Reserve Account, to be applied to the unrelated Class A Bonds in order to cover any unpaid (i) current and carryforward interest, (ii) realized losses and/or (iii) unpaid realized losses from the prior Distribution Date, to the extent such amounts are not already covered by principal and interest collections on the Underlying Securities related to such unrelated bonds. See "Reserve Account" below.

Reserve Account: On the Closing Date, the Pool 1 Reserve Account and Pool 2 Reserve Account will be established for the benefit of the Class A-1 and Class A-2 Bonds, respectively.

Pool 1 Reserve Account

On each Distribution Date from the excess principal and interest collections from the Group II Underlying Securities, for the Class A-1 Bonds, an amount, up to unpaid (i) current and carryforward interest, (ii) realized losses and (iii) unpaid realized losses from prior Distribution Dates, each related to the Class A-1 Bonds, will be deposited into the Pool 1 Reserve Account, to the extent of the excess interest and principal collections available from the Group II Underlying Securities, pursuant to the "Bond Priority of Interest Distributions" and "Bond Priority of Principal Distributions" herein. On such Distribution Date, such amounts will be distributed to the Class A-1 Bonds, in the following order of priority:

(i) Class A-1, current and carryforward interest amounts, in that order;
(ii) Class A-1, realized losses and unpaid realized losses from the prior Distribution Date.

Pool 2 Reserve Account

On each Distribution Date from the excess principal and interest collections from the Group I Underlying Securities, for the Class A-2 Bonds, an amount, up to unpaid (i) current and carryforward interest, (ii) realized losses and (iii) unpaid realized losses from prior Distribution Dates, each related to the Class A-2 Bonds, will be deposited into the Pool 2 Reserve Account, to the extent of the excess interest and principal collections available from the Group I Underlying Securities, pursuant to the "Bond Priority of Interest Distributions" and "Bond Priority of Principal Distributions" herein. On such Distribution Date, such amounts will be distributed to the Class A-2 Bonds, in the following order of priority:

(iii) Class A-2, current and carryforward interest amounts, in that order;
(iv) Class A-2, realized losses and unpaid realized losses from the prior Distribution Date.

Class A Principal Distributable Amount: As to any Distribution Date and the Class A-1 or Class A-2 Bonds, prior to achieving the Required Overcollateralization Amount for the related Class A Bond, 100% of the principal collections on the related Underlying Securities (after distribution of principal amounts pursuant to priority 1 of "Bond Principal Priority of Distributions" herein for the related Bond), until the related Required Overcollateralization Amount is attained; and thereafter, the amount of principal collections required to maintain the Required Overcollateralization Amount.

Bond Priority of Interest Distributions: Interest collections (net of certain administrative fees) from the Underlying Securities will be distributed in the following order of priority, to the related Bonds, the Reserve Account for the unrelated class of Bonds and the related certificates:

1. Class A-1 and Class A-2 Bonds, current interest at the related Bond Interest Rate;
2. Class A-1and Class A-2 Bonds, related (i) realized losses and (ii) unpaid realized losses from the previous Distribution Date;
3. Class A-1 and Class A-2 Bonds, related carryforward interest;
4. The unrelated Reserve Account, excess interest remaining after priority 1 through 3 above, if any, up to the amounts specified in "Limited Cross-Collateralization" and "Reserve Account" herein, on behalf of the unrelated Class of Bonds;
5. Related Certificateholder, any remaining amount.

Bond Priority of Principal Distributions: Principal collections from the Underlying Securities will be distributed in the following order of priority, to the related Bonds, the Reserve Account for the unrelated class of Bonds and the related certificates:

1. Class A-1 and Class A-2 Bonds, current and carryforward interest, unpaid pursuant to priority 1 and 3 in "Bond Priority of Interest Distributions" above;
2. Class A-1 and Class A-2 Bonds, related (i) realized losses and (ii) unpaid realized losses from the previous Distribution Date, unpaid pursuant to priority 2 in "Bond Priority of Interest Distributions" herein;
3. Class A-1 and Class A-2 Bonds, the related Class A Principal Distributable Amount allocable to such Classes;
4. The unrelated Reserve Account, principal collections remaining after priority 1, 2 and 3 in this "Bond Priority of Principal Distributions", if any, the excess of (A) the amount required to be deposited into such unrelated Reserve Account, as specified in "Reserve Account" herein over (B) amounts already deposited to such unrelated Reserve Account, to cover only unpaid (i) realized losses or (ii) unpaid realized losses from the previous Distribution Date, pursuant to priority 4 in "Bond Priority of Interest Distributions" herein, if any;
5. Related Certificateholder, any remaining amounts.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication which supersede these Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Available Funds Cap *

Distribution Date	Class A1	Class A2	Distribution Date	Class A1	Class A2
4/28/2002	7.74 %	6.06 %	1/28/2005	11.27 %	10.67%
5/28/2002	8.20	6.28	2/28/2005	11.36	10.84
6/28/2002	8.51	6.35	3/28/2005	10.91	11.48
7/28/2002	8.65	6.37	4/28/2005	11.39	11.46
8/28/2002	8.97	6.39	5/28/2005	11.23	11.43
9/28/2002	9.10	6.43	6/28/2005	11.40	11.42
10/28/2002	9.08	6.47	7/28/2005	11.25	11.44
11/28/2002	9.30	6.52	8/28/2005	11.44	11.44
12/28/2002	9.32	6.72	9/28/2005	11.45	11.44
1/28/2003	9.65	6.85	10/28/2005	11.29	11.44
2/28/2003	9.81	6.93	11/28/2005	11.45	11.48
3/28/2003	9.54	8.09	12/28/2005	11.29	11.62
4/28/2003	10.00	8.12	1/28/2006	11.46	11.75
5/28/2003	9.84	8.13	2/28/2006	11.46	11.89
6/28/2003	10.01	8.20	3/28/2006	10.99	12.01
7/28/2003	9.97	8.21	4/28/2006	11.49	12.01
8/28/2003	10.17	8.23	5/28/2006	11.33	12.02
9/28/2003	10.20	8.27	6/28/2006	11.50	
10/28/2003	10.05	8.29	7/28/2006	11.34	
11/28/2003	10.18	8.33	8/28/2006	11.51	
12/28/2003	10.07	8.53	9/28/2006	11.52	
1/28/2004	10.38	8.67	10/28/2006	11.36	
2/28/2004	10.52	8.75	11/28/2006	11.53	
3/28/2004	10.30	9.89	12/28/2006	11.38	
4/28/2004	10.64	9.90	1/28/2007	11.55	
5/28/2004	10.52	9.91	2/28/2007	11.56	
6/28/2004	10.74	9.98	3/28/2007	11.09	
7/28/2004	10.72	9.99	4/28/2007	11.56	
8/28/2004	10.98	10.01	5/28/2007	11.41	
9/28/2004	11.05	10.04	6/28/2007	11.58	
10/28/2004	10.91	10.07	7/28/2007	11.43	
11/28/2004	11.08	10.14	8/28/2007	11.59	
12/28/2004	11.00	10.44	9/28/2007	11.60	
			10/28/2007	11.45	

* All indices in Underlying Securities assumed to be 20%.
Available funds Cap = Net Interest coming from Underlying Securities (less trustee fee), divided by the current Bond Principal Balance

Weighted Average Life Tables

Class A-1 To Call

	10% CPR	20% CPR	30% CPR	40% CPR	50% CPR
WAL (yr)	6.41	3.46	2.23	1.59	1.19
MDUR (yr)	5.65	3.20	2.11	1.52	1.15
First Prin Pay	04/28/2002	04/28/2002	04/28/2002	04/28/2002	04/28/2002
Last Prin Pay	02/28/2017	08/28/2010	07/28/2007	12/28/2005	12/28/2004

Class A-2 To Call

	10% CPR	20% CPR	30% CPR	40% CPR	50% CPR
WAL (yr)	4.77	2.85	1.95	1.43	1.10
MDUR (yr)	4.34	2.68	1.86	1.38	1.07
First Prin Pay	04/28/2002	04/28/2002	04/28/2002	04/28/2002	04/28/2002
Last Prin Pay	11/28/2012	05/28/2008	04/28/2006	02/28/2005	06/28/2004

Sequoia Mortgage Funding Company 2002-A

All original and current information in the following table is as of the related closing date and March 25, 2002, respectively.

							Current Ratings			Original Ratings			
CUSIP	Pool ID/ Class Type	Shelf, Series and Class	Issue Date	Clean Up %	Current Under Servicer	Current Under Trustee	Moody's	S&P	Fitch	Moody's[3]	S&P	Fitch	Duff
126690T48	1 / Sen	CWMBS 1994-K A1	5/26/94	5%	INMC	BoNY	Aaa	AAA	AAA	N/A	AA	N/A	AA+
23321PFQ6	1 / Sen	DLJMA 1993-Q18 1A1 [1]	12/21/93	5%	Calmco	BT	Aaa	AAA	AAA	Aaa	AAA	N/A	AAA
23321PHF8	1 / Sen	DLJMA 1994-2A 1A1[1]	3/25/94	5%	N/A	CHASE	Aaa	AAA	AAA	N/A	AAA	N/A	AAA
045413BX8	1 / Sen	ONE 2000-2 2A[2]	3/31/00	15%	HS	LaSalle	N/A	AAA	AAA	N/A	AAA	AAA	N/A
783768AB0	1 / Sen	RYMS3 1992-B 1A2[2]	6/25/92	25%	WFBank	State Street	N/A	AAA	AAA	N/A	AA	AA	N/A
79548KJV1	1 / Sen	SBM7 1994-2 A1[2]	2/24/94	5%	PHM	BT	Aaa	AAA	N/A	Aaa	AAA	N/A	N/A
812373FM5	1 / Sen	SMS 1991-K A1	9/26/91	10%	WAMU	State Street	Aaa	AA+	N/A	Aaa	AAA	N/A	N/A
812373FP8	1 / Sub	SMS 1991-K A3	9/26/91	10%	WAMU	State Street	Aaa	AA+	N/A	Aa1	AA+	N/A	N/A
02926PAC5	1 / Sen	EAGLE 1998-1 M1	6/17/98	35%	WFBank	CHASE	N/A	N/A	AA	N/A	N/A	N/A	AA
1266906S0	1 / Sub	INMC 1994-R M2	9/28/94	5%	INMC	BoNY	Aaa	N/A	AAA	N/A	N/A	AA	N/A
126691AX2	1 / Sen	INMC 1994-V B1	11/29/94	5%	INMC	BoNY	Aaa	N/A	AAA	N/A	N/A	AA	N/A
126691BJ2	1 / Sen	INMC 1994-X B1	12/21/94	5%	INMC	BoNY	Aaa	N/A	AAA	N/A	N/A	AA	N/A
126691CQ5	1 / Sen	INMC 1995-C B1	2/24/95	10%	INMC	BoNY	Aaa	N/A	AAA	N/A	N/A	AA	N/A
126691MH4	1 / Sen	INMC 1995-T A2[2]	10/11/95	5%	INMC	BoNY	Aaa	AAA	N/A	N/A	AAA	N/A	N/A
396782CJ1	2 / Sen	GRCAP 1994-HM4 A1	4/28/94	5%	GreenPoint	BT	Aaa	N/A	AAA	Aaa	N/A	AAA	N/A
126691DW1	2 / Sub	INMC 1995-E B1	3/29/95	10%	INMC	BoNY	Aaa	N/A	AAA	N/A	N/A	N/A	AA
69764BAB2	2 / Sub	PMLT 1999-A M1	7/15/99	10%	WAMU	State Street	Aaa	N/A	AA	Aa2	N/A	AA	N/A
76116NZM5	2 / Sen	RTC 1995-2 A3[1]	9/28/95	10%	N/A	Bank One	Aaa	N/A	AAA	Aaa	N/A	N/A	AAA

[1] Information shown on the Underlying Mortgage Loans for this Class is based on the Underlying Mortgage Loan group related to such Class only.

[2] Information shown on the Underlying Mortgage Loans for this Class is based on all the Underlying Mortgage Loan groups in the related Underlying Series.

[3] *Unsolicited Ratings not shown.*

Sequoia Mortgage Funding Company 2002-A

All original and current information in the following table is as of the related closing date and March 25, 2002, respectively.

CUSIP	Pool ID/ Class Type	Shelf, Series and Class	Underl Collateral Pool Factor*	Current Underl Sec Size ($)	Sec PT Rate	Cum Realized Losses as of 3/25/02	60+ Del, BK, FC, REO, as of 3/25/02	Historical CPR (%) 1 Mo	3 Mo	6 Mo	12 Mo	Life
126690T48	1 / Sen	CWMBS 1994-K A1	0.0852692	$3,035,020	7.010%	0.73%	4.99%	50.1	44.5	33.3	25.8	25.6
23321PFQ6	1 / Sen	DLJMA 1993-Q18 1A1 [1]	0.0698048	$729,852	6.721%	2.48%	7.04%	46.2	30.5	25.3	30.9	26.9
23321PHF8	1 / Sen	DLJMA 1994-2A 1A1 [1]	0.0697777	$1,441,670	7.160%	0.00%	8.94%	86.8	65.3	49.4	51.8	N/A
045413BX8	1 / Sen	ONE 2000-2 2A [2]	0.5076052	$11,264,999	6.623%	0.00%	1.26%	23.7	48.4	41.4	52.8	29.1
783768AB0	1 / Sen	RYMS3 1992-B 1A2 [2]	0.1540350	$7,111,000	6.559%	1.90%	2.38%	8.7	15.5	16.3	17.0	17.0
79548KJV1	1 / Sen	SBM7 1994-2 A1 [2]	0.0671880	$1,799,874	7.205%	N/A	10.22%	25.4	13.2	29.4	29.9	27.8
812373FM5	1 / Sen	SMS 1991-K A1	0.0522298	$1,976,035	5.881%	N/A	5.24%	25.3	34.1	35.5	41.6	21.5
812373FP8	1 / Sub	SMS 1991-K A3	0.0522298	$1,218,820	6.171%	N/A	5.24%	25.3	34.1	35.5	41.6	21.5
02926PAC5	1 / Sen	EAGLE 1998-1 M1	0.1071205	$20,952,315	2.850%	2.18%	35.44%	23.2	27.8	28.5	37.2	42.9
1266906S0	1 / Sub	INMC 1994-R M2	0.0777451	$3,756,345	7.033%	1.09%	16.53%	28.8	26.2	30.8	33.8	26.0
126691AX2	1 / Sen	INMC 1994-V B1	0.0542025	$2,191,288	7.344%	1.09%	4.12%	37.3	22.2	40.0	43.2	N/A
126691BJ2	1 / Sen	INMC 1994-X B1	0.0678502	$2,238,872	7.333%	1.81%	13.16%	11.6	33.4	31.2	33.0	30.4
126691CQ5	1 / Sen	INMC 1995-C B1	0.0781294	$5,626,420	7.238%	1.34%	5.15%	15.5	23.7	28.8	32.0	27.6
126691MH4	1 / Sen	INMC 1995-T A2 [2]	0.0823075	$3,835,279	6.685%	0.82%	6.19%	0.3	6.8	5.2	13.9	N/A
			Total	**$67,177,789**								
396782CJ1	2 / Sen	GRCAP 1994-HM4 A1	0.0348307	$736,274	7.487%	0.54%	0.45%	27.4	31.4	35.6	36.3	N/A
126691DW1	2 / Sub	INMC 1995-E B1	0.1099384	$3,128,552	6.614%	0.47%	14.77%	17.0	24.2	28.5	32.8	N/A
69764BAB2	2 / Sub	PMLT 1999-A M1	0.5482970	$2,914,000	2.950%	0.16%	6.60%	23.5	24.8	22.9	23.6	18.6
76116NZM5	2 / Sen	RTC 1995-2 A3 [1]	0.2106894	$9,520,345	5.712%	N/A	2.63%	18.6	27.4	26.7	25.2	19.5
			Total	**$16,299,171**								

[1] *Information shown on the Underlying Mortgage Loans for this Class is based on the Underlying Mortgage Loan group related to such Class only.*

[2] Information shown on the Underlying Mortgage Loans for this Class is based on all the Underlying Mortgage Loan groups in the related Underlying Series.

* Collateral Pool Factor is based on total pool of Underlying Mortgage Loans.

Sequoia Mortgage Funding Company 2002-A

ABBREVIATION	FULL NAME OF UNDERLYING TRUSTEE
BoNY	The Bank of New York
BT	Bankers Trust Company
Bank One	Bank One, National Association
CHASE	JP Morgan/Chase Bank
LaSalle	LaSalle Bank, National Association
State Street	State Street Bank and Trust Company

ABBREVIATION	FULL NAME OF UNDERLYING SERVICER
Bank One	Bank One, National Association
Calmco	Calmco Servicing LLP
GreenPoint	GreenPoint Mortgage Funding Inc.
HS	HomeSide Lending, Inc.
INMC	Independent National Mortgage Corporation
PHM	Plaza Home Mortgage Servicing Corporation
RFC	Residential Funding Corporation
WAMU	Washington Mutual Mortgage Securities Corp.
WF Bank	Wells Fargo Bank Minnesota, National Association